SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly results for the period January-June 2006” dated on July 21, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, July 21, 2006

Quarterly Results 2006

January - June

Results January - June 2006 - TELESP    1

RESULTS HIGHLIGHTS

	January - June
Unaudited consolidated figures in Reais MM	2006	2005	% Var
Net operating revenues 1/	7,225.2	6,918.0	4.4
EBITDA 2/	3,327.9	3,141.4	5.9
EBITDA margin (%)	46.1%	45.4%	0.7	P.P.
Operating income	1,503.6	1,188.7	26.5
Income before income tax and social contribution	1,510.4	1,217.8	24.0
Net income	1,281.1	1,157.6	10.7

Shares outstanding (million)	492.0	493.6	(0.3)
EPS	2.60	2.35	11.0

Installed Lines (switching - 000)	14,363.4	14,333.8	0.2
Lines in service (000)	12,342.4	12,442.1	(0.8)
Telephone density (per 100 inhab.)	30.7%	31.4%	(0.7	)P.P.
Lines in service/employee 3/	1,862	1,771	5.2
Network Digitalization (%)	100.0	98.8	1.2	P.P.

1/	The gross operating revenues for the 1H06 amounted to R$10,205.7 million and was R$9,770.6 million in the 1H05. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$2,980.5 million in the 1H06 and R$2,852.6 million in the 1H05.
2/	EBITDA = Earnings before interest taxes, depreciation and amortization.
3/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,377,526 clients in June 2006, increasing 6.0% compared to the 1Q06. When compared with June 2005, the growth was 41.1%, in line with the growth trend of the last quarters. This is a priority product for the Company due to its capacity to keep customers loyal. Telesp is investing in new products over the ADSL platform aiming to increase its offer of services and become ever more competitive.

Alternative Plans for Fixed Telephony - The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more adequate choices for access to fixed telephones. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the socialization of the access to communications and information. Besides the alternative plans that grew stronger along 2005 (Economy Line, Super Economy Line and Family Economy Line), in early 2006, alternative plans

Results January - June 2006 - TELESP    2

focused in determined segments were launched. It is worth noting that among the plans launched in 2006, the plans of minutes were very successful. The plans launched in 2006 are listed as follows:

•	Leisure Line: launched on January 13, 2006, this service focuses on summerhouses or of temporary use, where there is no installed telephone line. The control of the expenses works through a password to block and unblock the calls. The monthly fee is R$34.90 (without free traffic), and due to a promotion, customers that have a classic line installed in another municipality will only pay R$19.90. The installation fee of the Leisure Line is R$88.00, split into 10 installments. The calls are billed on a per-minute basis, including local calls.

•	Control Line: launched on February 02, 2006, this service allows the complete control of expenses with a telephone line. With a monthly fee of R$64.00 (including taxes), this plan comprises a promotional package of 400 minutes of fixed-to-fixed conversation. For exceeding minutes and for cellular and long distance calls, the client uses the Economy Card (pre-paid card). The installation fee of the Control Line has a promotional value of R$88.00, split into 10 installments.

•	Young Line: launched on February 10, 2006, this service is ideal for a second telephony line in the household and guarantees the control of expenses with a fixed monthly invoice. The promotional value for the monthly fee is R$81.00 (including the basic monthly fee) for clients that already have a telephone line registered on their name and in the same address. This line grants 450 minutes of fixed-to-fixed calls. For cellular and long distance calls, the client uses the Economy Card (pre-paid card). The installation fee of the Young Line has a promotional value of R$88.00, split into 10 installments.

•	Plans of Minutes: launched on January 26, 2006, these plans grant up to 40% discount in local calls, with progressive discounts tied to the contracted volume of minutes. There are also versions for fixed-to-mobile calls and intra-state domestic long distance calls. Until the end of June 2006, more than 610 thousand plans of local minutes were sold.

The net operating revenues for the 1H06 totaled R$7,225.2 million and when compared to the R$6,918.0 million of revenues registered in the 1H05, an increase of R$307.2 million, or 4.4%, is recorded. This is mainly due to the tariff increase in 2005, besides the growth in the Speedy service and the number of alternative lines, which were partially offset by the reduction of interconnection revenues, due to the new interconnection rules in place from January 1, 2006 on, the negative readjustment of 13.3% in the TU-RL that took place in June 2005 and the

Results January - June 2006 - TELESP    3

investments in long distance infrastructure undertook by other operators in the state of São Paulo, besides the decrease in revenues for Domestic Long Distance. When comparing the 2Q06 with the 2Q05, there is an increase of R$74.3 million, or 2.1%, due to the same aforementioned reasons.

The EBITDA margin in the 1H06 was 46.1%, showing an increase of 0.7 p.p. when compared to the 1H05, due to the tariff increase in 2005 and the growth in the Speedy service, partially offset by the increase in personnel expenses and taxes. When comparing the 2Q06 with the 2Q05, an increase of 1.7 p.p. is shown, reaching a margin of 47.3%. This was explained by the reduction in the operating expenses in general and in growth in the Speedy service, partially offset by the fall in interconnection revenues and Domestic Long Distance revenues.

*	Deductions, ILD, Installation charge, Infrastructure rental, Public Telephony and Other additional services.

*	Gains (losses) with Investments, Outsourcing, Supplies and Others.

Results January - June 2006 - TELESP    4

The consolidated Capex accumulated for the 1H06 totaled R$568 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services and the larger and better customer service.

The total indebtedness of the Company as of June 30, 2006 was R$2,464.7 million, 15.3% lower than on June 30, 2005. On March 31, 2006, the total indebtedness of the Company was R$2,628.7 million. The indebtedness profile of Telesp is optimized taking into account the financing conditions and alternatives available in the financial market and the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	June 06	March 06	June 05
Short-term Debt	(120.1)	(217.4)	(325.7)
Long-term Debt	(2,066.8)	(2,059.0)	(2,239.4)
Total Debt	(2,186.9)	(2,276.4)	(2,565.1)
Gains / losses with Derivative Operations	(277.8)	(352.4)	(346.2)
Debt (post-Derivative Operations)	(2,464.7)	(2,628.7)	(2,911.2)
Cash	265.0	1,128.4	541.2
Net Debt	(2,199.7)	(1,500.4)	(2,370.1)

Results January - June 2006 - TELESP    5

REVENUES HIGHLIGHTS

Gross Operating Revenues in the 1H06 reached R$10,205.7 million, which represents an increase of R$435.1 million, or 4.5%, compared to the same period of the previous year. When comparing the 2Q06 with the 2Q05, the revenues grew R$105.3 million, or 2.1%.

*	Mainly broadband Speedy

*	Mainly broadband Speedy

The changes are explained as follows:

Monthly Subscription Fee: reached R$2,830.8 million in the 1H06, representing an improvement of R$74.6 million, or 2.7% compared to the 1H05, partially due to the tariff increase in 2005 and the successful marketing of the alternative fixed telephony plans, partially offset by the reduction in the number of subscribers. When comparing the 2Q06 with the 2Q05, a R$43.3 million or 3.1% increase was noted because of the same aforementioned reasons.

Installation Fee: recorded revenues of R$56.4 million in the 1H06, showing an increase of R$15.0 million, or 36.2%, when compared to the same period of the previous year, as a consequence of the tariff increase in 2005, the installation fee of the new alternative plans and the end of the campaign for free installation of the second telephone line. When comparing the 2Q06 and the 2Q05, an increase of R$6.0 million, or 24.7% is shown due to same aforesaid reasons.

Results January - June 2006 - TELESP    6

Local Service: totaled R$1,591.8 million in the 1H06, presenting an increase of R$80.5 million, or 5.3%, compared to the 1H05, as a result of the tariff increase in 2005 of 7.27% and the success in the expansion of the alternative plans that have different values for the monthly fee and the local usage, partially offset by the fall in traffic, mainly in June as a result of the World Cup, besides the reduction in dial-up internet, product of the migration to broadband. When comparing the 2Q06 with the 2Q05, a R$3.5 million or 0.4% decrease is noted chiefly due to the fall in traffic due to the World Cup, besides the reduction in dial-up internet, product of the migration to broadband, partially offset by the tariff adjustment in 2005.

DLD: totaled R$1,528.2 million in the 1H06, presenting a reduction of R$37.9 million, or 2.4%, compared to the 1H05. When comparing the 2Q06 with the 2Q05, there was a decrease of R$57.1 million, or 7.2%. The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$1,038.9 million in the 1H06, falling R$45.4 million, or 4.2%, when compared to the 1H05 due to the reduction of traffic within the period, offset to a certain degree by the tariff increase in 2005. When comparing the 2Q06 with the 2Q05, a decrease of R$49.0 million, or 8.9%, is noted due to the same aforesaid motives.

Long distance (inter-state): reached R$489.4 million in the 1H06, showing an improvement of R$7.5 million, or 1.5% when compared to the 1H05, as a result of the tariff increase in 2005, counterbalanced by a slight reduction in traffic and the migration to mobile telephony, where Telefónica has a lower market share. When comparing the 2Q06 with the 2Q05, a reduction of R$8.1 million, or 3.3%, is shown, chiefly due to the migration to mobile telephony.

Inter-network revenues: added up to R$2,203.2 million in the 1H06, presenting an improvement of R$177.6 million, or 8.8%, compared to the same period of the previous year, largely due to the tariff increases in 2005 (VC1) and in 2006 (VC2 and VC3), besides the increase of the mobile plant. When comparing the 2Q06 with the 2Q05, an increase of R$78.9 million, or 7.6%, was registered due to the same aforementioned reasons.

ILD: reached R$82.0 million in the 1H06, registering an increase of R$10.0 million, or 13.9%, when compared to the 1H05, due to the tariff readjustment in 2005, higher international interconnection revenues within the period and the increased SMP traffic. An increase of R$1.0 million, or 2.7%, is shown when comparing the 2Q06 with the 2Q05, due to the tariff increase in 2005, higher international interconnection revenues within the period and the increased SMP traffic, counterbalanced to a certain degree by the decrease in traffic.

Interconnection Revenues: totaled R$272.0 million in the 1H06, a drop of R$109.3 million, or 28.7%, when compared with the 1H05. When comparing the 2Q06 with the 2Q05, a reduction of R$65.1 million, or 32.5%, is registered. Both effects were the result of the new interconnection rules in place since January 01, 2006, which modified the maximum values for the interconnection tariffs (TU-RL and TU-RIU). From 2006 on, the TU-RL is limited to 50% of the value of the local minute, which represents a 22.3% fall compared to the tariff in place in December 2005. In the case of the TU-RIU, the maximum value represents 30% of the values of the level 4, considering the time period. There was also a 13.3% negative readjustment of the

Results January - June 2006 - TELESP    7

TU-RL in June 2005, besides the reduction in the usage of the network, as a consequence of the investments in long distance infrastructure undertook by other operators in the state of São Paulo

Public Telephony: registered R$259.6 million in the 1H06 and when compared to the 1H05, it increased R$49.3 million, or 23.5%, due to the improvement in the sales of public telephone cards, the tariff increase in 2005 and the renegotiation of the margins offered to dealers. An increase of R$33.1 million, or 31.6%, was recorded when comparing the 2Q06 with the 2Q05, explained by the same aforesaid reasons.

Data Transmission: revenues for the 1H06 reached R$784.0 million, growing R$180.5 million, or 29.9%, compared to the 1H05. An improvement of R$84.4 million, or 26.5%, was registered when comparing the 2Q06 with the 2Q05. Both effects were the result of the growth in “Speedy” services.

Infrastructure rental: amounted to R$199.8 million in the 1H06, showing an improvement of R$4.3 million, or 2.2%, when compared to the 1H05. This effect was chiefly the result of the increase in the revenues of rental for the wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to the packaged network. When comparing the 2Q06 and the 2Q05, an increase of R$10.1 million, or 11.1%, is recorded due to the increased rental for 2MB EILD.

Others: amounted to R$398.0 million in the 1H06, showing a R$9.5 million or a 2.3% decrease when compared with the 1H05, mainly as a consequence of the fall in the sales of modems which is no longer rendered by Telesp, the lower usage of 0800 services and other additional services executed by the subsidiary A. Telecom, partially offset by the increase in the revenues coming from the Intelligent Line services (value added services for fixed telephony) and the increase in internal network maintenance plans executed by the subsidiary A. Telecom. When comparing the 2Q06 with the 2Q05, a decrease of R$25.8 million, or 11.8%, was recorded due to the same aforementioned reasons.

Results January - June 2006 - TELESP    8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1H06 reached R$3,897.3 million, an increase of R$120.6 million, or 3.2% compared to the 1H05. When comparing the 2Q06 with the 2Q05, there was a decrease of R$19.7 million, or 1.0%.

The Operating Expenses variations are explained as follows:

Personnel expenses added up to R$351.2 million in the 1H06, which represents an increase of R$56.9 million, or 19.3%, when compared to the 1H05, mainly due to the salary increase in September 2005, the Early Retirement Program (PDI) started in February 2006 and the increase in the headcount as a result of the internalization of the systems administrative services that were previously outsourced. When comparing the 2Q06 with the 2Q05, a decrease of R$4.8 million, or 3.1%, was shown chiefly due to the Early Retirement Program that took place in the 1Q06.

Results January - June 2006 - TELESP    9

General and administrative expenses in the 1H06 totaled R$3,284.4 million, registering an increase of R$42.4 million, or 1.3%, compared to the 1H05. A drop of R$13.0 million, or 0.8% was registered, when comparing the 2Q06 with the 2Q05. The reduction in maintenance expenses in 2006 is the result of the efforts undertaken by the Telefónica Group for the modernization of switching stations in the last years.

The General and Administrative Expenses changes are explained as follows:

Supplies added up to R$66.7 million in the 1H06, presenting a R$2.2 million, or 3.1%, reduction when compared to the 1H05, mainly due to the reduction of costs of merchandise sold and the reduction in the expenses of supplies for productive plant maintenance, partially offset by the increase in supplies related to public and residential telephony cards. When comparing the 2Q06 and the 2Q05, a decrease of R$2.4 million, or 6.4%, is noted due to the same aforementioned reasons.

Outsourcing expenses totaled R$1,305.7 million in the 1H06, an increase of R$10.9 million, or 0.8%, when compared to the 1H05, chiefly as a result of the increase in expenses related to customer service, public telephone terminals maintenance and expenses with systems and services related with the Speedy service, partially offset by the reduction in expenses related with the rendering of narrowband Internet, maintenance expenses with Internet systems and legal services. When comparing the 2Q06 with the 2Q05, an increase of R$9.1 million, or 1.4%, was registered due to the same aforesaid motives.

Interconnection expenses amounted to R$1,792.0 million, going up R$48.4 million, or 2.8%, when comparing the 1H06 with the 1H05, mainly as a result of the increased fixed-to-mobile traffic resulting from the growth in the mobile plant, the 4.5% increase in the VUM in June 2005 (VC1) and in March 2006 (VC2 and VC3), partially offset by the new interconnection rules in place from January 1, 2006 on, which modified the maximum values of the TU-RL and the TU-RIU, the negative readjustment of 13.3% in the TU-RL that took place in June 2005, the reduction in the transport of calls ending in the fixed network and the reduction in the transport of mobile calls. When comparing the 2Q06 and the 2Q05, there was a decrease of R$5.6 million, or 0.6%, due to the new interconnection rules in place from January 1, 2006 on, the negative tariff adjustment of the TU-RL and the reduction in the transport of third-party calls ending in the mobile network, partially counterbalanced by the readjustment of the VUM (VC1, VC2 and VC3).

Other Expenses reached R$120.0 million in the 1H06, falling R$14.7 million, or 10.9%, compared to the 1H05, mainly due to the reduction in expenses infrastructure and administrative building rental, partially offset by the increase in the price for poles rental. When comparing the 2Q06 with the 2Q05, this entry went down R$14.1 million, or 19.5%, mainly due to the reduction in expenses with exploitation of dedicated lines and infrastructure rental, partially counterbalanced by the increase in the price for poles rental.

Taxes added up to R$202.8 million in the 1H06, showing an increase of R$82.9 million, or 69.1%, when compared to the 1H05, chiefly due to the renewal of the concession contract approved in December 2005 and valid until December 2025. The contract establishes that the concessionary must pay, every two years during the new concession period, a fee corresponding to 2% of the STFC revenues of the previous year, net of applicable taxes and social contributions. When comparing the 2Q06 with the 2Q05, an increase of R$45.8 million, or 79.9%, was recorded due to the same aforesaid motives.

Results January - June 2006 - TELESP    10

Provisions went up R$24.7 million, or 12.8%, when comparing the 1H06 and the 1H05, reaching R$217.1 million. The figure for the period represents 3.0% of the total net operating revenues (2.8% in the 1H05). When comparing the 2Q06 with the 2Q05, an increase of R$12.2 million, or 12.2%, is noted. In the 2Q06, this provision represented 3.1% of the net operating revenues (2.8% in the 2Q05). In order to keep this index under control, the Company resorts to efforts in collection, debt recovery and offers products more suited to the different market segments, such as the new alternative plans.

Investment gains (losses) did not presented a significant result in the 1H06, compared to a negative result of R$16.2 million in the 1H05, because of exchange rate effect in the consolidation of the Aliança Atlântica subsidiary by the equity method. When comparing the 2Q06 with the 2Q05, a positive variation of R$15.6 million was registered due to the same aforementioned reason.

Other operating revenues (expenses) registered a positive net variation of R$70.1 million, or 79.6%, in the 1H06 compared to the 1H05. This behavior is mainly the result of a recovery of expenses of previous fiscal years (mainly PIS and Cofins over consumables), recovery of expenses related to network damages, recovery of telephone invoices that had been classified as losses and gains with inventories sales. This was partially offset by the increase in civil contingencies. When comparing the 2Q06 with the 2Q05, there was a positive variation of R$44.4 million, or 80.5%, due to the same aforementioned reasons, besides the reversal of tributary contingencies in light of a judicial ruling favorable to the Company.

Results January - June 2006 - TELESP    11

OTHER HIGHLIGHTS

Depreciation went down R$45.3 million, or 3.3%, when comparing the 1H06 with the 1H05, mainly due to the realignment of the Capex levels after the achievement of the universalization targets and the ending of the amortization of the surplus of the acquisition of CETERP, which had a monthly amortization of R$2.7 million and whose last installment was registered in November 2005. When comparing the 2Q06 with the 2Q05, a reduction of R$24.5 million, or 3.6%, is recorded due to the same aforementioned reasons.

Net Financial Revenues / (Expenses): the financial result improved R$83.1 million when comparing the 1H06 with the 1H05, mainly as a result of a higher average volume of financial instruments (CDB) and the reduction of Interests on the Company’s Net Worth granted by the Company during the period, partially offset by the increase in the monetary correction of contingencies. If we compare the 2Q06 with the 2Q05, the net financial result improved R$66.3 million, due to the same aforesaid motives. The gross indebtedness and the result of liabilities of loans, financing and commitments for foreign exchange purchases of the Company are significantly affected by the risk of the exchange rates. As of June 30, 2006, 30.61% (33.12% as of March 31, 2006) of the financial debt was denominated in foreign currency (US dollar and Yen), while 99.67% (99. 58% as of March 31, 2006) of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of June 30, 2006, the derivative transactions showed a negative consolidated net result of R$101.4 million, while a liability of R$279.1 million was recorded on June 30, 2006 to acknowledge the temporary loss. Since these operations are of a protective nature, the negative net consolidated result of R$101.4 million with derivatives is compensated by the revenues resulting of the exchange rate variation on the debt, in the amount of R$45.8 million.

Non-Operating Revenues (Expenses) presented a positive result of R$6.8 million and they showed a reduction of R$22.3 million, or 76.6%, when comparing the 1H06 with the 1H05, due to the net loss in the sale of buildings and lower non-recognized and non-claimed billing credits. When comparing the 2Q06 with the 2Q05, a reduction of R$19.5 million is registered due to the same aforementioned reasons.

Loans and Financing: As of June 30, 2006, the Company had R$669.4 million (R$753.9 million as of March 31, 2006) in loans and financing denominated in foreign currency, from which R$339.1 million (R$432.7 million as of March 31, 2006) were obtained at fixed interest rates, and R$330.4 million (R$321.2 million as of March 31, 2006) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange rate risk and the foreign variable interest rates (Libor) of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, thus the financial results of the Company are affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,517.5 million (R$1,521.1 million as of March 31, 2006). Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$265.0 million (R$1,128.4 million as of March 31, 2006) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. The book value of those instruments is close to market value because of their short-term maturity.

Results January - June 2006 - TELESP    12

On June 30, 2006, the Company had swap operations “CDI x pré” to partially cover the fluctuations of the domestic interest rates. The covered operations mature in January 2007 and totaled R$771.3 million (R$540.4 million as of March 31, 2006). These operations with derivatives generated a positive consolidated net result of R$1.3 million. This temporary gain was registered in the liabilities to offset the temporary loss in derivatives.

Results January - June 2006 - TELESP    13

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION

AS OF JUNE 30, 2006

Telesp	Common	Preferred	Total
Controlling Company	140,040,859	291,819,561	431,860,420
	85.36%	88.98%	87.77%
Minority shareholders	24,020,839	36,148,632	60,169,471
	14.64%	11.02%	12.23%
Total number of shares	164,061,698	327,968,193	492,029,891

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 03/31/06):	5,978,074
Book Value per share (R$):	20.54
Capital stock - in thousands of R$ (as of 06/30/06):	5,978,074

Bonds: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Offer consisted of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The interest of the bonds may be reviewed on September 01, 2007. Conservatively, the Company included in the consolidated schedule of long-term maturity described above the principal of the bonds in the year 2007, date for the review of the interest.

Acquisition of Atrium: On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$113.4 million. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Shares Reverse Split - On February 22, 2005, the Company, represented by its Board of Directors and in compliance with CVM Instruction #358 dated as of January 03, 2002, published a relevant fact and on May 11, 2005 submitted to the Extraordinary General Shareholders’ Meeting, the proposal for the reverse split of the shares representative of the capital stock of the Company, in accordance with the established on article 12 of the Law # 6404 dated as of December 15, 1976.

The Meeting unanimously approved the proposal for the reverse split of the total number of the old 165,320,206,602 common shares and 328,272,072,739 preferred shares, representative of

Results January - June 2006 - TELESP    14

the capital stock of the Company, in accordance with the established in article 12 of the Law #6404/76, in the proportion of 1,000 current shares to 1 share of the respective class, without capital stock decrease. The capital stock was then represented by 493,592,278 shares, from which 165,320,206 were common and 328,272,072 were preferred, and the limit of the authorized capital stock was then 700,000,000 of shares, either common or preferred.

The shareholders of the Company were granted the period between May 12, 2005 and June 24, 2005, so that they, on their own free will, could adjust their shareholder position, by each class, into lots multiple of 1,000 shares, through trading using stock brokers authorized to operate by BOVESPA, as well as to take all the required measures with the Securities and Exchange Commission – SEC. From June 27, 2005 on, the shares representative of the capital stock of the Company started to be traded grouped and on a unitary quotation.

The shares resulting of the remaining fractions of the grouping were totally sold in an auction at the BOVESPA, on July 15, 2005. The resulting values of the auction are available in the name of each shareholder after the financial compensation of the shares sold in the auction, according to a relevant fact published on July 21, 2005.

From June 27, 2005 on, each ADR started to represent 1 (one) preferred share.

Corporate Restructuring - In accordance with a relevant fact published on November 22, 2005, the Board of Directors of the Company, on its meeting held on November 21, 2005, approved the proposal for the corporate restructuring of its subsidiaries A. Telecom S.A. (former Assist), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda.

On March 01, 2006, Telesp approved the proposal for the merger of Santo Genovese into A. Telecom, starting the corporate restructuring involving its controlled companies A. Telecom S.A. (former Assist Telefônica S.A.), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda. This merger implied the substitution of the shares of Santo Genovese held by Telesp for shares issued by A. Telecom and totally allocated to the Company in substitution of the investment in Santo Genovese. The merger of the equity of Santo Genovese resulted in a capital increase in A. Telecom in the amount of R$17.0 million.

IONW - On December 12, 2005, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of Interests on the Company’s Net Worth related to the fiscal year 2005 in the amount of R$380,000,000.00 (three hundred eighty million reais) that once withheld the 15% of income tax represent a net value of R$323,000,000.00 (three hundred twenty-three million reais). The beneficiaries are the shareholders registered as such in the Company’s registry book by the end of the day on December 30, 2005. The payment started on June 26, 2006.

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per share - R$)

	Immune or Exempt Legal Entities	Income Tax Withhold (15%)	Taxed Legal Entities and Individual
Common Shares	0.724048	0.108607	0.615441
Preferred Shares (*)	0.796453	0.119468	0.676985

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

Interim Dividends - On May 23, 2006, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting of 2007, the distribution of interim

Results January - June 2006 - TELESP    15

dividends based on the accumulated earnings reported in the last balance sheet of the Company, dated as of December 31, 2005 and the profits of the 1st quarter ended on March 31, 2006, in the amount of R$1,169,604,000, as described in items (a) and (b) below, which demonstrate the proportional distribution of the value among the shares of Telesp and TDBH.

(a) Shares of Telesp: Distribution of Interim Dividends in the amount of R$1,136,783,848.64, according to the table below:

INTERIM DIVIDENDS - FISCAL YEAR 2006

(Amount per share - R$)

	Common	Preferred (*)
Amount per share - R$	2.166017	2.382619

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

This dividend was granted to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on May 23, 2006. After this date, the shares will be considered as ex-dividends. The payment of this dividend started on June 26, 2006.

(b) Shares of TDBH: Distribution of Interim Dividends in the amount of R$32,820,151.36, amount that corresponds to the shares of Telesp that will be issued as a result of the merger of TDBH. This amount will remain temporarily provisioned in Telesp’s books and will not be paid until the suspension of the merger of TDBH is decided.

IONW - On May 23, 2006, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting of 2007, the distribution of interests on the Company’s net worth related to the fiscal year 2006 in the amount of R$290,000,000. Once withheld the 15% of income tax, the net amount is R$246,500,000.00, as described in items (a) and (b) below, which demonstrate the proportional distribution of the value among the shares of Telesp and TDBH.

(a) Shares of Telesp: Distribution of interests on the Company’s Net Worth in the amount of R$281,862,336.40, which after the 15% income tax withholding result in a net amount of R$239,582,985.94, according to the table below:

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2006

(Amount per share - R$)

	Immune or Exempt Legal Entities	Income Tax Withhold (15%)	Taxed Legal Entities and Individual
Common Shares	0.537057	0.080558	0.456499
Preferred Shares (*)	0.590763	0.088614	0.502149

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The payment of this dividend started on June 26, 2006. The corresponding credit was executed on the Company’s accounting records on May 23, 2006 for each shareholder on an individual basis, based on the shareholders’ position by the end of the day on May 23, 2006. From May 24, 2006 on, the shares were considered as “ex-interests on the Company’s net worth”.

Results January - June 2006 - TELESP    16

(b) Shares of TDBH: Distribution of interests on the Company’s net worth in the amount of R$8,137,663.60, which after the 15% income tax withholding result in a net amount of R$6,917,014.06, amount that corresponds to the shares of Telesp that will be issued as a result of the merger of TDBH. This amount will remain temporarily provisioned in Telesp’s books and will not be paid until the suspension of the merger of TDBH is decided.

The Dividends and IONW for the shareholders of TDBH (Telefónica Internacional S.A., Telefônica Data Brasil Ltda and minority shareholders) are temporarily provisioned in the books of the Company and will not be paid until the suspension of the merger of TDBH is decided by the Judiciary Power and as long as this decision takes place within the maximum period of 180 days counted from May 23, 2006. Therefore:

(a)	In case the merger is confirmed within the maximum period of 180 days counted from May 23, 2006, the shareholders of TDBH (future shareholders of Telesp) will be notified about the payment of the value now provisioned,.

(b)	In case the decision of the Judiciary Power is not favorable to the confirmation of the merger or does not happen at all, the part of the IONW and dividends now provisioned will be distributed among the shares representative of the capital stock of the Company.

(c)	These Dividends and IONW will be granted to the common or preferred shareholders of TDBH or Telesp in a base-date to be announced to the market at a future date.

On March 09, 2006, the Extraordinary General Shareholders’ Meeting approved, by unanimous vote, the canceling of 1,562,387 shares issued by the Company and kept in Treasury. From those, 1,258,508 are common shares and 303,879 are preferred shares, all resulting from the reverse split of the shares that compose the capital stock of Telesp, which took place in 2005. Such shares were purchased by the Company through an auction held at the São Paulo Stock Exchange - Bovespa, on July 15, 2005.

On March 09, 2006, the Board of Directors of Telesp and Telefônica Data Brasil Holding Ltda. (“TDBH”), both controlled by the Telefónica Group, approved the proposal for the restructuring of the Multimedia Communication Services (“SCM”) activities of Telefônica Empresas S.A. (“T. Empresas”) and Telesp. This operation comprises the following steps:

(i)	The merger of TDBH into Telesp, while the shareholders of TDBH will receive shares of Telesp according to the announced exchange ratio. With this operation, Telefônica Empresas S.A. will become a fully owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and

(ii)	The partial spin-off of Telefônica Empresas, transferring to Telesp the SCM assets and activities in the regions in which such service is already rendered by Telesp

The restructuring will result in the following benefits for the Companies and their respective shareholders.

(i)	Greater administrative, commercial, operational, fiscal and financial efficiency regarding the data transmission operations rendered by Telefônica Empresas, A. Telecom and Telesp.

(ii)	Increase in the liquidity of the shares, mainly for the shareholders of TDBH, but also for the shareholders of Telesp; and

(iii)	Cost reductions due to the concentration of the activities of all companies into one open company, Telesp.

Results January - June 2006 - TELESP    17

The Extraordinary General Shareholders’ Meetings of the Companies took place on April 28, 2006 and approved:

(a)	the merger of TDBH into Telesp, and

(b)	the partial spin-off of Telefônica Empresas being the spun-off part merged into Telesp.

Due to a legal injunction filed against TDBH at the 14th Circuit of the Central Forum of the capital of the state of São Paulo (14a Vara Cível do Foro Central da Capital do Estado de São Paulo) by a group of shareholders of the Company represented by Hedging Griffo Corretora de Valores Mobiliários S.A., the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judicial Power. However, its effects are temporarily suspended until said ruling is revised by the Appeal Judge as a result of the Appeal #448.590-4/3, currently under way in the 10th Chamber of Private Right of the Justice Court of the state of São Paulo (10a Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo).

The complete documentation of the operation is at the disposal of the general public at the headquarters of the Companies or through CVM’s site.

Results January - June 2006 - TELESP    18

ADDITIONAL NOTES

CVM Edict # 371 - Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2005 and 2004, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability until June 30, 2006 was R$47.0 million.

Fixed-to-Mobile Tariff Increase - On June 08, 2005, through Edict #50895, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1 in 4.5%.

Fixed-to-fixed Tariff Increases - On June 30, 2005, through Edicts #51300 and #51301, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows: Local: 7.27%; Long Distance: 2.94%; TU-RL: -13.32%; TU-RIU: 2.94%.

Fixed-to-Mobile Tariff Increase - On March 28, 2006, through Edict #57109, Anatel (Agência Nacional de Telecomunicações) approved the 7.99% tariff adjustment for the fixed-to-mobile long distance calls (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC2 and VC3 in 4.5%. The readjustments were effective from March 31, 2006 on.

Introduction of the Individual Access - Special Class (AICE) - Launched on July 01, 2006, this is a pre-paid line of the basic local plan, exclusive for residential use. Once installed, the AICE must be the only STFC access in the address. This line does not grant right to free minutes and there is no variation of the tariff due to time. Once requested its installation, the Company has up to 30 days to comply. According to the regulation, from July 1, 2006 on, this line is at the disposal of communities with more than 500,000 inhabitants in Telesp’s concession area. From January 01, 2007 on, communities with more than 300,000 inhabitants must be served. From July 01, 2007 on, communities with more than 100,000 inhabitants must be served. From January 01, 2008 on, all communities must be served.

The tariff structure is as follows:

- Monthly fee: corresponds to 60% of the monthly fee of the classic residential line, that is R$22.78;

- Local minute: is the same value of the basic plan of the classic line, that is R$0.09557;

Results January - June 2006 - TELESP    19

- Call termination tariff: R$0.19114 for every call, which corresponds to the value of 2 minutes;

- Installation/change of address: corresponds to the same values of the basic plan of the classic line, that is R$106.81.

Fixed-to-Fixed Tariff Increase - On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 20, 2006 on for the Domestic Long Distance Service. The following average readjustments were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73%.

The new tariffs currently in place are the following (including taxes):

Local Service:

Installation Charge: R$88.01

Residential Monthly Fee: R$37.98

Non-Residential and Trunk Monthly Fee: R$65.12

Local Pulse: R$0.14672

Public Telephone Credit: R$0.116

Domestic Long Distance:

D1 Minute (until 50 km): R$0.143

D2 Minute (from 50 until 100 km): R$0.221

D3 Minute (from 100 until 300 km): R$0.310

D4 Minute (above 300 km): R$0.414

Interconnection Tariffs:

TU-RL: R$0.035

TU-RIU: R$0.10185 (Average of the 4 time-periods)

Results January - June 2006 - TELESP    20

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. - TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

Results January - June 2006 - TELESP    21

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP - Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions.

From 2006 on, the Company keeps provisioning the concession contract renewal tax. Exceptionally, the first payment of the bi-annual tax will take place in April 2007, based on the net revenues of 2006. Considering that the tax is related to two fiscal years, the Company will acknowledge as the cost of the services rendered, 1% of the net annual revenues of each fiscal year.

Results January - June 2006 - TELESP    22

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIODS ENDED ON JUNE 30, 2006 AND JUNE 30, 2005

Unaudited (Million reais)

	January - June			April - June
	2006	2005	% VAR	2006	2005	% VAR
Gross operating revenue	10,205.7	9,770.6	4.5	5,094.8	4,989.5	2.1
Monthly subscription fee	2,830.8	2,756.2	2.7	1,419.1	1,375.8	3.1
Installation charge	56.4	41.4	36.2	30.1	24.2	24.7
Local Service	1,591.8	1,511.3	5.3	780.4	783.9	(0.4)
DLD	1,528.2	1,566.1	(2.4)	739.8	796.9	(7.2)
Intra-state	1,038.9	1,084.2	(4.2)	501.6	550.6	(8.9)
Inter-state	489.4	481.9	1.5	238.2	246.2	(3.3)
Fixed-to-mobile revenues	2,203.2	2,025.6	8.8	1,116.8	1,037.9	7.6
ILD	82.0	72.0	13.9	40.2	39.1	2.7
Interconnection	272.0	381.2	(28.7)	135.3	200.3	(32.5)
Public telephony	259.6	210.2	23.5	137.8	104.7	31.6
Data transmission	784.0	603.5	29.9	402.7	318.3	26.5
Infrastructure rental	199.8	195.5	2.2	100.7	90.7	11.1
Others	398.0	407.4	(2.3)	192.0	217.7	(11.8)

Deductions	(2,980.5)	(2,852.6)	4.5	(1,487.4)	(1,456.4)	2.1

Net operating revenues	7,225.2	6,918.0	4.4	3,607.4	3,533.1	2.1

Operating expenses	(3,897.3)	(3,776.7)	3.2	(1,902.7)	(1,922.4)	(1.0)
Personnel expenses	(351.2)	(294.3)	19.3	(147.9)	(152.6)	(3.1)
General and administrative expenses	(3,284.4)	(3,242.0)	1.3	(1,641.6)	(1,654.7)	(0.8)
Supplies	(66.7)	(68.9)	(3.1)	(34.7)	(37.1)	(6.4)
Outsourcing expenses	(1,305.7)	(1,294.8)	0.8	(658.0)	(648.9)	1.4
Interconnection expenses	(1,792.0)	(1,743.6)	2.8	(890.4)	(896.0)	(0.6)
Other expenses	(120.0)	(134.7)	(10.9)	(58.5)	(72.6)	(19.5)
Taxes	(202.8)	(120.0)	69.1	(103.2)	(57.4)	79.9
Provisions	(217.1)	(192.4)	12.8	(112.2)	(100.0)	12.2
Investment gains (losses)	(0.0)	(16.2)	(100.0)	2.7	(12.9)	(121.1)
Other operating revenues / (expenses)	158.3	88.1	79.6	99.5	55.1	80.5
Earnings before interest taxes, depreciation and amortization - EBITDA	3,327.9	3,141.4	5.9	1,704.7	1,610.7	5.8

Depreciation and amortization	(1,320.7)	(1,366.0)	(3.3)	(655.0)	(679.5)	(3.6)
Financial revenues	352.5	312.1	13.0	155.3	207.4	(25.1)
Financial expenses	(566.1)	(539.8)	4.9	(281.2)	(330.7)	(15.0)
Interest on the company’s net worth	(290.0)	(359.0)	(19.2)	(290.0)	(359.0)	(19.2)

Operating income	1,503.6	1,188.7	26.5	633.7	448.9	41.2

Non-operating revenues (expenses)	6.8	29.1	(76.6)	0.9	20.4	(95.6)

Income before income tax and social contribution	1,510.4	1,217.8	24.0	634.6	469.3	35.2

Income tax	(381.6)	(307.9)	23.9	(169.3)	(117.9)	43.6
Social contribution	(137.7)	(111.3)	23.7	(61.2)	(42.8)	43.0

Income before company’s net worth reversion	991.1	798.6	24.1	404.1	308.7	30.9

Interest on company’s net worth reversion	290.0	359.0	(19.2)	290.0	359.0	(19.2)

Net income	1,281.1	1,157.6	10.7	694.1	667.7	4.0

Note: In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in June 2005.

Results January - June 2006 - TELESP    23

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2006 AND MARCH 31, 2006

Unaudited (Million reais)

	June 2006	March 2006	% Var
ASSETS

Current assets	4,787.0	5,173.0	(7.5)

Cash and cash equivalents	265.0	1,128.4	(76.5)
Cash and bank accounts	15.0	63.1	(76.2)
Financial investments	250.0	1,065.3	(76.5)
Accounts receivable from customers	3,660.5	3,481.4	5.1
Allowance for doubtful accounts	(604.9)	(594.6)	1.7
Recoverable taxes	1,164.8	882.4	32.0
Loans and financial investments	2.9	4.6	(36.1)
Supply and maintenance inventories	77.4	78.1	(0.9)
Recoverable prepaid expenses	61.7	61.2	0.7
Receivables from associated companies	37.2	36.1	3.0
Other assets	122.4	95.4	28.3

Long-term assets	1,120.2	1,119.3	0.1

Recoverable taxes	517.7	480.1	7.8
Loans and financial investments	11.0	10.4	5.7
Bail of legal proceedings	483.4	529.6	(8.7)
Receivables from associated companies	21.3	10.7	99.9
Other assets	86.8	88.6	(2.0)

Permanent Assets	11,922.3	12,245.4	(2.6)

Investments	247.6	247.9	(0.1)
Property, plant and equipment - net	11,606.5	11,924.1	(2.7)
Differed results	68.3	73.5	(7.0)

Total Assets	17,829.6	18,537.7	(3.8)

LIABILITIES

Current liabilities	4,429.0	4,569.3	(3.1)

Loans and financing	120.1	217.4	(44.7)
Suppliers	1,204.6	1,240.3	(2.9)
Consignments	166.2	173.2	(4.0)
Taxes	1,452.4	1,167.7	24.4
Dividends and interest on capital	619.6	901.2	(31.2)
Accrual for contingencies	71.2	69.5	2.5
Payroll and related charges	163.2	122.7	33.0
Unrealized Losses on Derivatives Operations	277.8	352.4	(21.2)
Payables to associated companies	56.8	68.3	(16.8)
Other liabilities	297.1	256.6	15.8

Long-term liabilities	3,273.2	3,158.0	3.6

Loans and financing	2,066.8	2,059.0	0.4
Taxes	21.3	22.0	(3.1)
Accrual for contingencies	1,089.7	983.8	10.8
Payables to associated companies	17.4	12.7	37.4
Other liabilities	77.8	80.5	(3.4)

Results of future fiscal years	17.5	17.5	0.0

Shareholders’ equity	10,108.3	10,791.3	(6.3)
Capital Stock	5,978.1	5,978.1	0.0
Capital reserves	2,687.2	2,687.1	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	783.6	1,466.6	(46.6)

Capitalizable Funds	1.6	1.6	0.0

Total liabilities	17,829.6	18,537.7	(3.8)

Results January - June 2006 - TELESP    24

OPERATING DATA

CONSOLIDATED DATA

		Acumulated Analysis					Quarterly Analysis
		June 06		June 05	% Var		2Q06		1Q06	% Var
Capital Expenditure (Economic)	R$ MM	568		587	(3.3)		340		228	49.3
Network
Installed Lines (switching)		14,363,419		14,333,778	0.2		14,363,419		14,322,760	0.3
Installed Lines - Gain		43,847		102,935	(57.4)		40,659		3,188	1,175.4
Lines in Service		12,342,394		12,442,081	(0.8)		12,342,394		12,376,898	(0.3)
Residential		9,242,719		9,303,075	(0.6)		9,242,719		9,276,898	(0.4)
Non-residential		1,708,567		1,417,883	20.5		1,708,567		1,536,054	11.2
Trunk Lines 1/		728,016		1,062,561	(31.5)		728,016		902,449	(19.3)
Public Lines		329,312		328,848	0.1		329,312		329,548	(0.1)
Internally used and test lines		333,780		329,714	1.2		333,780		331,949	0.6
Lines in Services - Gain		(4,621)		(20,665)	N.A		(34,504)		29,883	N.A
Average Lines in Service	(ALIS)	12,355,887		12,399,405	(0.4)		12,356,632		12,355,142	0.0
ADSL		1,377,526		976,134	41.1		1,377,526		1,300,056	6.0
Digitalization	(%)	100.0		98.8	1.2	P.P.	100.0		100.0	0.0

Traffic
Local Pulses - Registered	(pul 000)	14,943,571		15,878,320	(5.9)		7,264,948		7,678,623	(5.4)
Local Pulses - Exceeding	(pul 000)	10,130,347		10,783,464	(6.1)		4,909,946		5,220,401	(5.9)
Domestic Long Distance 2/	(min 000)	6,629,079		7,163,015	(7.5)		3,292,161		3,336,918	(1.3)
International Long Distance	(min 000)	47,999		52,067	(7.8)		24,474		23,525	4.0
Monthly traffic per ALIS
Local	(pul)	202		213	(5.6)		196		207	(5.4)
DLD	(min)	89		96	(7.1)		89		90	(1.4)
ILD	(min)	0.6		0.7	(7.5)		0.7		0.6	4.0

Others
Employees		7,367		7,578	(2.8)		7,367		7,167	2.8
LIS per Employee 3/		1,862		1,771	5.2		1,862		1,908	(2.4)
Monthly Net Op. Revenue per ALIS	(R$)	97.5		93.0	4.8		97.3		97.6	(0.3)
Telephone Density (per 100 inh.)		30.7	4/	31.4	(0.7	)P.P.	30.7	4/	30.9	(0.2	)P.P.

1/	Includes ISDN clients.
2/	Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 40,204,146 (source IBGE - June 2006).

Results January - June 2006 - TELESP    25

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(in reais - including taxes)

		Monthly Subscription Fee			Public Telephone		Local Pulse
Date	Installation Charge	Residential	Non-residential	Trunk Line	Local Token	Credit
Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147
Jul 14, 2006 2/	88.01	37.98	65.12	65.12	0.116	0.116	0.14672

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1 (up to 50km)	D2 (50 to 100km)	D3 (100 to 300km)	D4 (over 300km)
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414
Jul 20, 2006	0.143	0.221	0.310	0.414

INTERCONNECTION TARIFFS

(in reais - including taxes, per minute, without discounts)

	Fixed-to-Fixed			Fixed-to-Mobile
Date	TU-RL	TU-RIU		VC-1	VC-2	VC-3
Feb 01, 2002	0.050	0.091		0.498	1.037	1.180
Feb 08, 2003 3/				0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004				0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005				0.65714 - 0.73486
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0.095	(*)
Mar 31, 2006					1.462	1.663
Jul 14, 2006	0.035
Jul 20, 2006		0.10185	(*)

(*)	Average of the 4 time-periods.
1/	Installation Charge was readjusted on October 04, 2003.
2/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.459). There are different tariffs within CETERP’s region.
3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On June 08, 2005, through Edict #50895, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on.

Note b) According to the renewal of the Concession Contract, the new interconnection rules in place from January 01, 2006 on are as follows: the TU-RL is limited to 50% of the value of the local minute; the TU-RIU is limited to 30% of the values of the level 4, considering the time period.

Note c) On March 28, 2006, through Edict #57109, ANATEL (Agência Nacional de Telecomunicações) approved a tariff adjustment of 7.99% for the long distance calls between fixed and mobile telephones (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from March 31, 2006 on.

Note d) On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 17, 2006 on for the Domestic Long Distance Service.

The following average readjustment were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73%.

Results January - June 2006 - TELESP    26

LOANS AND FINANCING

(in thousand of reais)

		June 2006
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,882.0	45,568.0	52,450.0
Loans in foreign currency			UNTIL 2009	95,747.0	521,247.0	616,994.0
Bonds	R$	103.5% OF CDI RATE	UNTIL 2007	17,476.0	1,500,000.0	1,517,476.0

Total				120,105.0	2,066,815.0	2,186,920.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

		June 2006
Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	US$	4.80%	270,852.0	15,767.0	286,619.0
Untied Loan - JBIC	JPY	LIBOR + 1.25%	328,479.0	1,896.0	330,375.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

June 2006
Year	Amount
2007	1,550,180.0
2008	386,980.0
2009	100,361.0
2010	6,510.0
FROM 2011 ON	22,784.0

TOTAL	2,066,815.0

Results January - June 2006 - TELESP    27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 21, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director